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                                    EXHIBIT 2

 Form of Notice of Pendency of Class and Derivative Action, Proposed Settlement,
                     Settlement Hearing and Right to Appear


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                IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE
                          IN AND FOR NEW CASTLE COUNTY

JOHN WINSTON,                             )
                                          )
                 Plaintiff,               )
                                          )
         v.                               )             C.A. Nos. 14807 & 15416
                                          )
LEONARD S. MANDOR, ROBERT A.              )
MANDOR, JOAN LEVINE, HARVEY               )
JACOBSON, GREGORY MCMAHON,                )
GEOFFREY S. AARONSON,                     )
MILESTONE PROPERTIES, INC. and            )
CONCORD ASSETS GROUP, INC.,               )
                                          )
                 Defendants.

               NOTICE OF PENDENCY OF CLASS AND DERIVATIVE ACTION,
           PROPOSED SETTLEMENT, SETTLEMENT HEARING AND RIGHT TO APPEAR


     TO: TO ALL HOLDERS OF THE $.78 CONVERTIBLE SERIES A PREFERRED STOCK OF MILESTONE PROPERTIES, INC. AS OF OCTOBER 23, 1995, AND THEIR SUCCESSORS IN INTEREST; and

          TO ALL HOLDERS OF COMMON STOCK OF MILESTONE PROPERTIES, INC. AS OF AUGUST 25, 1998:

     THIS TRANSACTION HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE FAIRNESS OR MERITS OF SUCH TRANSACTION NOR UPON THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED IN THIS DOCUMENT. ANY REPRESENTATIONS TO THE CONTRARY IS UNLAWFUL.

     PLEASE READ THIS NOTICE CAREFULLY AND IN ITS ENTIRETY. YOUR RIGHTS WILL BE AFFECTED BY THE LEGAL PROCEEDINGS IN THIS LITIGATION. IF THE COURT APPROVES THE PROPOSED SETTLEMENT, THE SETTLEMENT CLASS (EXCEPT FOR PERSONS WHO OPT OUT OF THE SETTLEMENT) AND, AS TO THE DERIVATIVE CLAIM, MPI AND ALL OF ITS STOCKHOLDERS, WILL BE FOREVER BARRED FROM CONTESTING THE FAIRNESS, REASONABLENESS OR ADEQUACY OF THE SETTLEMENT, OR FROM PURSUING THE SETTLED CLAIMS (AS DEFINED BELOW).


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     IF THE COURT APPROVES THE PROPOSED SETTLEMENT, EACH OUTSTANDING SHARE OF
$.78 CONVERTIBLE SERIES A PREFERRED STOCK OF MILESTONE PROPERTIES, INC. ("MPI") (EXCEPT FOR SHARES HELD BY DEFENDANTS OR BY PERSONS WHO OPT OUT OF THE SETTLEMENT) WILL BE EXCHANGED FOR $3.00 IN CASH, PAYABLE BY MPI.

     IF THE COURT APPROVES THE PROPOSED SETTLEMENT AND THE PROPOSED SETTLEMENT IS CONSUMMATED, SUBSTANTIALLY ALL OF THE SHARES OF THE $.78 CONVERTIBLE SERIES A PREFERRED STOCK OF MPI WILL BE ACQUIRED AND CANCELLED BY MPI. UNDER RULE 13e-3 PROMULGATED PURSUANT TO THE SECURITIES EXCHANGE ACT OF 1934, SUCH TRANSACTION MUST BE DISCLOSED IN A SCHEDULE 13E-3. A SCHEDULE 13E-3 HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION, A COPY OF WHICH IS ANNEXED HERETO AS EXHIBIT A AND INCORPORATED BY REFERENCE HEREIN. IN ADDITION, SUCH SCHEDULE CONTAINS CERTAIN DISCLOSURE REGARDING THE POTENTIAL SALES BY MPI AND CERTAIN OF ITS AFFILIATES OF CERTAIN PROPERTIES WHICH COULD REPRESENT A SUBSTANTIAL PORTION OF MPI'S REAL ESTATE RELATED ASSETS. THE SCHEDULE 13E-3 HAS NOT BEEN APPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION PASSED UPON OR ENDORSED THE ACCURACY OR ADEQUACY OF THE DISCLOSURES IN SUCH SCHEDULE.

                                 SPECIAL FACTORS

     CERTAIN INFORMATION REGARDING (i) THE PURPOSES, ALTERNATIVES, REASONS AND EFFECTS OF THE TRANSACTIONS CONTEMPLATED BY THE PROPOSED SETTLEMENT, (ii) THE FAIRNESS OF THE TRANSACTIONS CONTEMPLATED BY THE PROPOSED SETTLEMENT, AND (iii) REPORTS, OPINIONS, APPRAISALS AND CERTAIN NEGOTIATIONS IN CONNECTION WITH THE TRANSACTION CONTEMPLATED BY THE PROPOSED SETTLEMENT ARE SET FORTH IN ITEMS 7, 8 AND 9 OF THE SCHEDULE 13E-3 WHICH HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION, A COPY OF WHICH IS ANNEXED HERETO AS EXHIBIT A AND INCORPORATED BY REFERENCE HEREIN. EACH MPI STOCKHOLDER IS URGED TO READ THE
SCHEDULE 13E-3, INCLUDING SUCH ITEMS, IN ITS ENTIRETY.

     THE FOLLOWING DESCRIPTIONS OF THE ACTIONS AND OF THE PROPOSED SETTLEMENT ARE BASED ON REPRESENTATIONS MADE TO THE COURT BY COUNSEL FOR THE PARTIES AND DOES NOT CONSTITUTE THE FINDINGS OF THE COURT.


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                                SUMMARY OF NOTICE

     The following is a summary of certain information contained in this notice (the "Settlement Notice") and the Exhibit hereto. This summary does not purport to be complete and is qualified in its entirety by reference to the more detailed information set forth elsewhere herein and in the Exhibit hereto.


     The purpose of this notice is to advise all stockholders of MPI that at __:__ 0 __.m (Eastern Time) on ____________, 1998, a hearing will be held before The Honorable Myron T. Steele, Vice Chancellor of the Court of Chancery at the Kent County Courthouse, 38 The Green, Dover Delaware, to decide whether to approve a proposed Settlement (as defined in the Stipulation and Agreement of Settlement (the "Stipulation") entered into by the parties to the above-captioned action) of certain class and derivative actions which will directly affect the rights and interests of MPI and its stockholders.

     The proposed Settlement provides that MPI Preferred Stockholders (as defined in the Stipulation) who owned their shares as of August 25, 1998 and who do not "opt out" of the Settlement (i.e., send in a written request to be excluded from the Settlement) will surrender their shares of MPI Preferred Stock, which prior to the public announcement of the Settlement had a market value of approximately $0.875 per share, and receive in exchange from MPI on behalf of the Defendants, $3.00 per share in cash.

     The MPI Preferred Stock has been listed on the New York Stock Exchange (the "NYSE") since January 29, 1991 and is publicly traded. Because MPI had fallen below certain of the NYSE's continued listing criteria relating to net income and market value of publicly held shares of MPI's Preferred Stock and Common Stock, the NYSE suspended trading in shares of MPI's Preferred Stock and Common Stock prior to the market opening on July 6, 1998 and subsequently applied to the Securities and Exchange Commission (the "SEC") to delist such


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issues. MPI has been advised that on or about July 6, 1998, a market developed for trading shares of MPI's Preferred Stock and Common Stock on the Over-The-Counter Bulletin Board (the "OTC Bulletin Board"). There can be, however, no assurance as to the prices at which the MPI Preferred Stock will trade prior to or after the consummation of the Settlement or whether an active trading market will develop, or if developed, will continue, for such shares. A
Schedule 13E-3 (the "Schedule 13E-3"), a copy of which is annexed hereto as Exhibit A and incorporated by reference herein, was filed by MPI with the SEC on September __, 1998. The Schedule discloses that if the Settlement is approved and consummated, substantially all of the MPI Preferred Stock will be acquired and cancelled by MPI. In addition, the Schedule contains certain disclosure regarding the potential sale by MPI and certain of its affiliates of certain properties which could represent a substantial portion of MPI's real estate related assets. As of the date of this Settlement Notice, the SEC has neither approved the Schedule nor reviewed, passed upon or endorsed the accuracy or adequacy of the disclosures contained therein.

     The proposed Settlement would extinguish the claims raised in the class and derivative actions. Several of the claims allege that the rights of MPI Preferred Stockholders were violated in 1995 when MPI transferred certain shopping centers and other commercial properties to its then wholly-owned subsidiary, Union Property Investors, Inc. ("UPI"), and subsequently distributed all of the outstanding common stock of UPI to the MPI Common Stockholders. The other claim raised in the actions alleges that MPI paid too high a purchase price to acquire certain wraparound notes, mortgages and other properties from Concord Assets Group, Inc. ("Concord") in 1995. MPI and the other defendants contend that these claims do not have any merit.


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     The proposed Settlement also provides that, subject to court approval, MPI will pay the plaintiffs' attorneys fees and expenses in connection with the class and derivative actions and the Settlement in an amount up to $750,000, which amount will be payable without interest on the first anniversary of the date on which the final order of the Court approving the Settlement becomes final and is no longer subject to appeal (the "Settlement Effective Date").

     Anyone who owned shares of MPI Preferred Stock after October 23, 1995 or who owned shares of MPI Common Stock as of August 25, 1998 may submit objections to the proposed Settlement at the settlement hearing by complying with certain specified procedures; alternatively, MPI Preferred Stockholders who owned their shares prior to August 25, 1998 may opt out and be excluded from the Settlement. If MPI Preferred Stockholders who own more than 10% of the shares of MPI Preferred Stock outstanding as of August 25, 1998 choose to opt out and be excluded from the Settlement, MPI and the other defendants to the actions may elect not to proceed with the Settlement. Shares of MPI Preferred Stock held by stockholders who elect to opt out of the Settlement and who, prior to the effective date of the Settlement, sell or otherwise transfer their shares of MPI Preferred Stock, will not be counted towards such 10% threshold.

     THOSE MPI STOCKHOLDERS WHO ARE IN FAVOR OF THE PROPOSED SETTLEMENT NEED NOT DO ANYTHING AT THIS TIME. If the proposed Settlement is approved by the Court after a hearing on the fairness of the Settlement, all claims raised in these class and derivative actions will be dismissed with prejudice and the Defendants will forever be released by MPI Preferred Stockholders and, with respect to the derivative claim only, by MPI and all of its stockholders. MPI Preferred Stockholders who own their shares at the time the Settlement becomes effective and who do not opt out of the Settlement will receive instructions for surrendering their shares of MPI Preferred Stock and


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receiving the cash payment from MPI. MPI Preferred Stockholders who sell or otherwise transfer their shares of MPI Preferred Stock prior to the time the Settlement becomes effective will be bound by the Settlement as described above, but will not be entitled to receive the cash payment.

     If the proposed Settlement is not approved, the actions will continue, and it may be several years before any final determination is made by the courts on the merits of the claims.

                             RULE 13E-3 TRANSACTION

     If approved and consummated, the proposed Settlement will result in the acquisition and cancellation by MPI of substantially all of the outstanding shares of MPI Preferred Stock, a transaction which would require MPI to file a
Schedule 13E-3 pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended. On September __, 1998, MPI filed such Schedule with the SEC, a copy of which is annexed hereto as Exhibit A and incorporated by reference herein. Each MPI stockholder is urged to read the Schedule in its entirety. As of the date of this Settlement Notice, the SEC has neither approved the Schedule 13E-3 nor reviewed, passed upon or endorsed the accuracy or adequacy of the disclosures contained therein.

                              THE SETTLEMENT CLASS

     All persons who owned shares of MPI's $.78 Convertible Series A preferred stock as of October 23, 1995 and their successors in interest are "Potential Settlement Class Members." Potential Settlement Class Members who do not opt out of the Settlement will be referred to herein as members of the "Settlement Class" and will be bound by the Settlement if the Court approves it. Since the Settlement entails, among other things, the exchange of MPI Preferred Stock for cash payments, only those members of the Settlement Class who are holders of MPI


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Preferred Stock as of date on which the Settlement becomes effective (the
"Current MPI Preferred Stockholders") and who do not opt out of the Settlement will receive the settlement consideration described herein. Potential Settlement Class Members who sell or otherwise transfer their shares of MPI Preferred Stock prior to the Settlement Effective Date will still be bound by and subject to the terms of the Settlement, but will transfer their right to receive the settlement consideration described herein to the acquirer of their shares of MPI Preferred Stock. MPI Preferred Stockholders who acquire their shares of MPI Preferred Stock after August 25, 1998 will not be permitted to opt out, but, if they own their shares on the Settlement Effective Date, will be entitled to receive the settlement consideration.

                    BACKGROUND AND DESCRIPTION OF THE ACTIONS

     MPI is a Delaware corporation which, through its own operations and those of its subsidiaries, is engaged in the business of acquiring, owning, managing and developing real estate, and other real estate related businesses. Leonard S. Mandor, Robert A. Mandor, Geoffrey Aaronson, Harvey Jacobson and Gregory McMahon, are directors and/or executive officers of MPI, and, at the time of the Transactions (as defined herein) were, along with Defendant Joan LeVine, directors and/or officers of MPI. Defendants Geoffrey Aaronson, Harvey Jacobson and Gregory McMahon were also the only members of the Related Party Transaction Committee of MPI's Board of Directors, which committee was appointed by the Board to evaluate the fairness of possible transactions with parties related to MPI, including the Acquisition (defined herein) challenged by Plaintiff.

     In September 1995, MPI distributed to each holder of common stock of MPI ("MPI Common Stock") and to each holder of MPI Preferred Stock, a Proxy Statement - Information Statement (the "Proxy Statement") describing certain transactions to be considered


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and approved at a Special Meeting of MPI's stockholders held on October 23,
1995, whereby: (i) MPI would acquire certain wraparound notes, wraparound mortgages and fee interests from subsidiaries and affiliates of Concord in exchange for $500,005 in cash and the issuance to such subsidiaries and affiliates of Concord of 2,544,654 shares of MPI Common Stock (the "Acquisition"); (ii) 16 properties owned by MPI would be transferred (the "Transfer") to UPI which was then a wholly-owned subsidiary of MPI; and (iii) UPI would be recapitalized (the "Recapitalization") and thereafter, all of the outstanding shares of UPI's common stock would be distributed to of MPI Common Stockholders on a share-for-share basis and for no consideration (the "Spin-Off") (the Acquisition, Transfer, Recapitalization and Spin-Off and the transactions contemplated thereby, including the Proxy Statement and the special meeting of MPI's stockholders held on October 23, 1995 and the actions contemplated thereby are collectively referred to herein as the "Transactions"). The Acquisition required the approval of a majority of the shares of MPI Common Stock, and the Transfer and Spin-Off were contingent on the approval the Acquisition. On October 23, 1995, the holders of MPI Common Stock approved the Acquisition. The Transfer and the Spin-Off were completed in October 1995 and November 1995, respectively.

     On January 30, 1996, the Plaintiff, a holder of MPI's Preferred Stock, filed a class action complaint on behalf of the MPI Preferred Stockholders in the Delaware Chancery Court (the "Court") claiming that the Transactions breached the Defendants' fiduciary duty and an implied obligation of good faith owed to the holders of the MPI Preferred Stock. On February 12, 1996, the Defendants moved to dismiss the complaint for failure to state a claim.

     The Plaintiff filed an amended complaint on June 5, 1996 that included additional counts challenging the Transactions as violating Section 271 of the Delaware General


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Corporation Law and several provisions of the Certificate of Designations governing the MPI Preferred Stock. On June 19, 1996, the Defendants moved to dismiss the amended complaint and on October 26, 1996, the Court ruled that the remedy of rescission would not be available in the action.

     While the remainder of the Defendants' motion to dismiss was before the Court, the Plaintiff, on December 9, 1996, commenced a second action and sought dismissal, without prejudice, of the first action. The second action contained a single claim alleging that the Transactions constituted a breach of fiduciary duty to the MPI Preferred Stockholders. The Defendants moved to dismiss, or in the alternative, to stay the second action.

     On May 12, 1997, the Court dismissed the second action in its entirety and dismissed the breach of fiduciary duty claim in the first action. The Court also dismissed the claim under Section 271 of the Delaware General Corporation Law on the ground that the Plaintiff had no standing to sue for violation of that statute. The Court denied the motion to dismiss the Plaintiff's contractual claims against MPI which alleges breaches of the Certificate of Designations governing the MPI Preferred Stock, and granted leave to further amend the complaint in the first action to assert a derivative claim challenging the fairness of the Acquisition. The Plaintiff subsequently filed a second amended complaint asserting a breach of fiduciary duty claim.

     On June 4, 1997, the Plaintiff appealed the Court's ruling of May 12, 1997 insofar as it dismissed the second action and, thereafter, the Defendants moved to dismiss the appeal and cross-appealed from the Court's decision insofar as it declined to dismiss the claims in the first action based on the Certificate of Designations.


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     On October 30, 1997, the parties hereto entered into a previous stipulation and agreement of settlement (the "Prior Settlement") pursuant to which MPI's stockholders would release all derivative claims arising in connection with the Transactions and the holders of the MPI Preferred Stock between October 23, 1995 and the date on which the Prior Settlement was consummated would release any claims they may have had against MPI and the other named Defendants arising out of the Transactions. Each MPI Preferred Stockholder who did not opt out of the Prior Settlement and who then owned shares of the MPI Preferred Stock would transfer his or her shares of MPI Preferred Stock to a wholly-owned subsidiary of Concord and receive, in exchange for each share, $0.75 in cash to be paid by MPI plus one share of Preferred Stock of the Concord subsidiary. The Preferred Stock of the Concord subsidiary would have had a liquidation preference of $2.25 per share, would have been required to be redeemed by the Concord subsidiary at $2.25 per share after five years, and would have had no voting or dividend rights. In addition, any stockholder of the Concord subsidiary's preferred stock who did not want to wait the full five years for such shares to be redeemed could have had shares redeemed by the Concord subsidiary at the following prices prior to the fifth year: within 2 years after the Prior Settlement - $1.00 per share; 2-3 years after the Prior Settlement - $1.40 per share; 3-4 years after the Prior Settlement - $1.60 per share; 4-5 years after the Prior Settlement - $1.90 per share. The Concord subsidiary's redemption obligations would have been secured by a Letter of Credit.

     By correspondence of April 22, 1998, Defendants' counsel informed the Supreme Court and the Court that the Plaintiff had withdrawn from the Prior Settlement. By order of June 11, 1998, the Supreme Court dismissed the Appeal and the Cross Appeal as interlocutory appeals not taken in compliance with Delaware Supreme Court Rule 42, but said that the dismissal ruling


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did not preclude the Court from determining, upon appropriate application, whether a final judgment should be entered pursuant to Rule 54(b) of the Court.

     The Plaintiff entered into the Stipulation after taking into account (i) the benefits to the MPI Preferred Stockholders and MPI from the Settlement, (ii) the risks of continued litigation, (iii) the desirability of permitting the Settlement to be consummated as provided by the terms of this Stipulation, and
(iv) the conclusion by the Plaintiff and his counsel that the terms and conditions of the Settlement are fair, reasonable, adequate, and in the best interests of MPI and the MPI Preferred Stockholders.

     MPI and the other Defendants agreed to enter into the Stipulation after taking into account (i) MPI's indemnification obligations to the individual Defendants under its Certificate of Incorporation, as amended, and its By-laws,
(ii) the Settlement's resolution of all claims or potential claims by the MPI Preferred Stockholders and derivative claims by the stockholders of MPI relating to, or arising from, the Transactions, (iii) the Settlement's beneficial impact on the MPI Common Stockholders by settling claims of MPI Preferred Stockholders relating to the right of MPI Preferred Stockholders to convert their shares into MPI Common Stock at a higher ratio as part of the Transactions, and (iv) avoiding delay and significant expenses associated with continued litigation.

     As part of the Settlement, the parties desired to settle and dismiss with prejudice the Actions and any and all claims that have been or could have been asserted therein by MPI or any and all members of the Settlement Class and any derivative claims arising out of or relating to Transactions (the "Claims") on the terms and conditions reflected in the Stipulation.


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                                 THE SETTLEMENT

     The Settlement will bind everyone who owned MPI Preferred Stock since October 23, 1995 except for those who choose to opt out of the Settlement, and provides that each Current MPI Preferred Stockholder who does not opt out of the Settlement shall, in exchange for each share of his or her MPI Preferred Stock, receive $3.00 in cash (the "Cash Payment" or the "Settlement Consideration").

     The MPI Preferred Stock has been listed on the New York Stock Exchange since January 29, 1991 and is publicly traded. Because MPI had fallen below certain of the NYSE's continued listing criteria relating to net income and market value of publicly held shares of MPI's Preferred Stock and Common Stock, the NYSE suspended trading in shares of MPI's Preferred Stock and Common Stock prior to the market opening on July 6, 1998 and subsequently applied to the Commission to delist such issues. MPI has been advised that on or about July 6, 1998, a market developed for trading shares of MPI's Preferred Stock and Common Stock on the OTC Bulletin Board. There can be, however, no assurance as to the prices at which the MPI Preferred Stock will trade prior to or after the consummation of the Settlement or whether an active trading market will develop, or if developed, will continue, for such shares. A Schedule 13E-3 was filed by MPI with the SEC on September __, 1998, disclosing that, if the Settlement is approved and consummated, substantially all of the MPI Preferred Stock will be acquired and cancelled by MPI. In addition, the Schedule 13E-3 contains certain disclosure regarding the potential sale by MPI and certain of its affiliates of certain properties which could represent a substantial portion of MPI's real estate related assets. As of the date of this Settlement Notice, the Commission has neither approved the Schedule 13E-3 nor reviewed, passed upon or endorsed the accuracy or adequacy of the disclosures contained therein.


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     If you owned shares of MPI Preferred Stock at any time between October 23,
1995 and August 25, 1998 (the "Record Date") and do not wish to be a member of the Settlement Class, you may opt out of and be excluded from the Settlement by following the procedures set forth in the section of this Settlement Notice entitled "RIGHT TO OPT OUT."

     Pursuant to the terms of the Stipulation, if Current MPI Preferred Stockholders owning more than 10% of the shares of MPI Preferred Stock outstanding on the Record Date choose to opt out and be excluded from the Settlement, MPI and the other Defendants may elect not to proceed with the Settlement. Shares of MPI Preferred Stock held by stockholders who elect to opt out of the Settlement and who, prior to the effective date of the Settlement, sell or otherwise transfer their shares of MPI Preferred Stock, will not be counted towards such 10% threshold.

     Current MPI Preferred Stockholders who opt out of the Settlement, Potential Settlement Class Members who sell or transfer their shares of MPI Preferred Stock prior to the effective date of the Settlement, and MPI Common Stockholders will not receive the Settlement Consideration under the terms of the Stipulation.

     If the Settlement is approved by the Court, (a) the Plaintiff and each Settlement Class member will be releasing all claims alleged in these actions or which relate to the transactions that are the subject of these actions, shall fully, finally and forever compromise, settle, release and dismiss with prejudice, any and all claims, rights, demands, liabilities, actions, causes of action, suits, damages, losses, obligations, matters and issues, whether asserted or unasserted, contingent or absolute, known or unknown, suspected or unsuspected, disclosed or undisclosed, matured or unmatured, material or immaterial, legal or equitable, (i) which have been, could have been, or in the future can or might be, asserted in the Actions or otherwise by


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the Plaintiff or any member of the Settlement Class, whether individual or class, (including, without limitation, claims arising under the federal securities laws), against any of the Defendants in the Actions or any of their families, affiliates, associates and subsidiaries, and each of their respective present or former officers, directors, stockholders, agents, employees, attorneys, representatives, financial and other advisors, investment or commercial bankers, trustees, general and limited partners and partnerships, heirs, executors, personal representatives, estates, administrators, predecessors, successors and assigns (collectively, the "Defendants' Affiliates") and any other person or entity acting for or on behalf of any Defendant (collectively, the "Released Persons"), and (ii) which arise out of or relate in any manner whatsoever, directly or indirectly, to any of the allegations, facts, events, transactions, occurrences, acts, representations, statements, misrepresentations or omissions, or any other matter, thing or cause whatsoever, or any series thereof, involved, embraced, set forth or otherwise referred or related directly or indirectly to the Transactions, the Actions, the adjustment made to the conversion ratio for the MPI Preferred Stock in connection with the Transactions, or any public filings or other statements that were issued in connection with the Transactions by any Released Person in the Actions (the "Class Claims"), and (b) MPI, the Plaintiff, each Settlement Class Member, each MPI Common Stockholder and each MPI Preferred Stockholder shall fully, finally and forever compromise, settle, release and dismiss with prejudice, any and all claims, rights, demands, liabilities, actions, causes of action, suits, damages, losses, obligations, matters and issues, whether asserted or unasserted, contingent or absolute, known or knowable, matured or unmatured, material or immaterial, legal or equitable (i) which have been, could have been, or in the future can or might be, asserted in the Actions (including, without limitation, claims arising under the federal securities laws) or otherwise by or on behalf of MPI against any of the


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Defendants in the Actions or against any Released Person, and (ii) which arise out of or relate in any manner whatsoever, directly or indirectly, to any of the allegations, facts, events, transactions, occurrences, acts, representations, statements, misrepresentations or omissions, or any other matter, thing or cause whatsoever, or any series thereof, involved, embraced, set forth or otherwise referred or related directly or indirectly to the Transactions, the Actions, the adjustment made to the conversion ratio for the MPI Preferred Stock in connection with the Transactions, or any public filings or other statements that were issued in connection with the Transactions by any Released Person in the Actions (the "Derivative Claims"). The Class Claims and the Derivative Claim will be referred to collectively herein as the "Settled Claims". The term "Settled Claims" does not include claims arising pursuant to the Stipulation.

     The Settlement will become effective at such time as the Final Order and Judgment approving the Settlement, if entered by the Court, shall become final and not subject to further appeal or review. In the event that the Settlement is not approved, the Stipulation shall be of no further force and effect and each party shall be restored to his, her or its respective position prior to entering into the Stipulation, except that all costs and expenses of providing this Settlement Notice to the Settlement Class and to MPI Common Stockholders shall be paid by MPI.

     The release and dismissal with prejudice described above shall not become effective unless and until the Final Order becomes final and no longer subject to appeal or other contingencies.

                           REASONS FOR THE SETTLEMENT

     Plaintiff and his counsel have agreed to and are recommending the Settlement based upon the following considerations. First, the Settlement Consideration will provide


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significant value to Settlement Class members who own their shares of MPI
Preferred Stock as of the effective date of the Settlement. Prior to the public announcement of the Settlement, the MPI Preferred Stock had a market value of approximately $0.875 per share. Under the terms of the Settlement, on the effective date of the Settlement, each share of MPI Preferred Stock will be exchanged for $3.00 in cash. Second, there are significant risks in continued litigation. While Plaintiff and his counsel believe the claims asserted are meritorious, there is a possibility of an adverse outcome on liability or damages. Defendants have presented a number of defenses, and already have succeeded in obtaining dismissal of several of the Plaintiff's claims. Third, proceeding with the litigation could result in a substantial delay before the Settlement Class would obtain any recovery. The Delaware Supreme Court had refused to consider the interlocutory appeal of the Court's rulings dismissing portions of Plaintiff's claims. Resolution of further motions, discovery and trial, and ultimately, the issuance of a detailed opinion by the Court after trial could take years to complete before the Plaintiff would be able to raise on appeal the issues which were the subject of his dismissed interlocutory appeal. Following a decision after trial, there may well be an appeal by Defendants of any adverse judgment. Thus, as much as two years or more could pass before the litigation would finally be concluded and MPI and the Settlement Class members could actually recover on a judgment. After considering the foregoing, the Plaintiff and counsel for the Settlement Class have concluded that the Settlement is fair to and in the interest of MPI, the Settlement Class and the members thereof.

                               SETTLEMENT HEARING

     The Settlement Hearing is scheduled for __:__0 __.m. (Eastern Time) on __________, 199__, before the Honorable Myron T. Steele, Vice Chancellor of the Court of Chancery at ______________, _____________, _____________, Delaware.


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     At the Settlement Hearing the parties will ask the Court (i) to determine whether the Settlement, as reflected in the terms of the Stipulation, is fair, reasonable, adequate and in the best interests of the Settlement Class, the members thereof and MPI, (ii) to determine whether judgment should be entered in the Actions pursuant to the Settlement which will, among other things dismiss the Actions with prejudice, and (iii) to rule on such other matters as the Court may deem appropriate.

     If you were a holder of shares of MPI Preferred Stock between October 23, 1995 and August 25, 1998 and held the stock beneficially for others, or if you were a holder of shares of MPI Common Stock as of August 25, 1998 and held the stock beneficially for others, you are requested to forward this Notice to the beneficial owner. In addition, if you acquire stock for the account of others after the Record Date, you are requested to forward this Notice to the beneficial owner of such shares. Additional copies of the Settlement Notice will be made available to you for this purpose upon request directed to MPI at:

                    Milestone Properties, Inc.
                    150 E. Palmetto Park Road, 4th Floor
                    Boca Raton, FL  33432
                    Attention: Director of Stockholder Services

                      RIGHT TO APPEAR AT SETTLEMENT HEARING

     Any Potential Settlement Class Member who does not opt out of the Settlement and any MPI Common Stockholder who objects to the Stipulation or the Settlement, or who otherwise wishes to be heard, may appear in person or by counsel at the Settlement Hearing and present any evidence or argument that may be proper and relevant; provided, however, that no person other than the plaintiffs, defendants and their counsel in these actions shall be heard, and no papers, briefs, pleadings or other documents submitted by any such person shall be received and considered by the Court (unless the Court in its discretion shall thereafter otherwise direct, upon application of such person and for good cause shown), unless no later than ten days prior to the Settlement Hearing, (i) a written notice of the intention to appear, (ii) a detailed statement of such person's objections to any matter before the Court, and (iii) the grounds therefor or the reasons why such person desires to appear and to be heard, as well as all documents and writings which such person desires the court to consider, shall be served by hand or first class mail, postage prepaid, with the Register in Chancery and the following counsel of record at the respective addresses listed below:

                    REGISTER IN CHANCERY
                    1020 North King Street
                    Wilmington, DE 19801

                    PRICKETT, JONES, ELLIOTT, KRISTOL SCHNEE
                    Michael Hanrahan
                    April Caso Ishak
                    1310 King Street
                    P.O. Box 1328
                    Wilmington, DE 19899
                    Attorneys for Defendants


                    ROSENTHAL, MONHAIT, GROSS & GODDESS
                    Joseph A. Rosenthal
                    Kevin Gross
                    Suite 1401, Mellon Bank Center
                    Wilmington, DE 19899
                    Attorneys for Plaintiff and the Class


     Any person who fails to object in the manner prescribed above shall be deemed to have waived such objection and shall be forever barred from raising such objection or otherwise contesting the Settlement in this or any other action or proceeding.

                                RIGHT TO OPT OUT

     Potential Settlement Class Members (other than those who acquire shares of MPI Preferred Stock after the Record Date) shall have 45 days from the date of this Settlement Notice in which to opt out of the Settlement Class and the Settlement (the 45th day shall be referred to herein as the "Final Opt-Out Date") by mailing a letter prior to the Final Opt-Out Date to the Register in Chancery and to each counsel of record at the addresses listed in "RIGHT TO APPEAR AT SETTLEMENT HEARING" above, which letter shall set forth (i) the name, address, telephone number and social security number or employer identification number, as applicable, of such stockholder (ii) the number of shares of MPI Preferred Stock owned by such stockholder and, if available, the certificate number(s) of the stock certificate(s) representing such shares, (iii) if the shares of MPI Preferred Stock owned by such stockholder are not or were not held of record or registered in such stockholder's name on the books and records of MPI, the letter shall indicate the name or brokerage firm and account in which such shares of MPI Preferred Stock were registered and shall include evidence of such member's ownership thereof, and (iv) that such stockholder elects to opt out of the Settlement. Any Potential Settlement Class Member who does not return an opt-out election on or prior to the Final Opt-Out Date shall be deemed a member of the Settlement Class and shall be bound by, and subject to, the terms and conditions of the Stipulation and all court orders affecting the Settlement Class. Any Potential Settlement Class Member who elects to opt out of the Settlement and, prior to the effective date of the Settlement, sells or otherwise transfers his or her shares of MPI Preferred Stock shall not be entitled to receive the Settlement Consideration and his or her shares of MPI Preferred Stock shall not be included in determining the total number of shares for which opt-out elections have been submitted. In addition, any MPI Preferred Stockholder who acquires his or her shares of MPI Preferred Stock after the Record Date will not be entitled to opt out of the Settlement, although such stockholder will be entitled to receive the Settlement Consideration if such stockholder holds his or her shares of MPI Preferred Stock on the Settlement Effective Date.

                           INFORMATION CONCERNING MPI

     MPI is subject to the informational reporting requirements of the Securities Exchange Act of 1934, as amended, and in accordance therewith, files reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information filed may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and may be available at the following Regional Offices of the Commission: Chicago Regional Office, Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661; and New York Regional Office, 7 World Trade Center, 13th Floor, New York, New York 10048. Copies of such materials can be obtained at prescribed rates from the Public Reference Section of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. The Commission also maintains a Web site at "http://www.sec.gov" that contains reports, proxy and information statements and other information regarding issuers that file electronically with the Commission.

     IN ADDITION TO THE EXHIBIT ANNEXED TO THIS NOTICE, EACH MPI STOCKHOLDER
IS URGED TO REVIEW THE FOLLOWING PUBLICLY FILED DOCUMENTS OF MPI AND DISCUSS THE TERMS OF THE SETTLEMENT WITH THEIR FINANCIAL AND OTHER ADVISORS:

     1. Annual Report of MPI on Form 10-K, as amended, for the Year Ended December 31, 1997;

     2. Quarterly Report of MPI on Form 10-Q for the Quarterly Period Ended March 31, 1998;

     3. Quarterly Report of MPI on Form 10-Q for the Quarterly Period Ended June 30, 1998; and

     4. The description of the MPI Common Stock and MPI Preferred Stock contained in the Proxy Statement dated September 12, 1995.

     DOCUMENTS RELATING TO MPI (OTHER THAN EXHIBITS TO SUCH DOCUMENTS) ARE AVAILABLE TO EACH MPI PREFERRED STOCKHOLDER AND MPI COMMON STOCKHOLDER TO WHOM THIS NOTICE IS DELIVERED, UPON WRITTEN OR ORAL REQUEST FROM MPI AT 150 E. PALMETTO PARK ROAD, 4TH FLOOR, BOCA RATON, FL 33432, ATTENTION: KAREN RENZA (TELEPHONE NO. 561-394-9260). IN ORDER TO ENSURE TIMELY DELIVERY OF SUCH DOCUMENTS, ANY REQUEST SHOULD BE MADE BY _________________, 1998.

                                 ATTORNEYS' FEES

     If the Settlement is approved by the Court at the Settlement Hearing or at such later time as the Court may direct, Defendants have agreed not to oppose an application by the Plaintiff for attorneys' fees and expenses of Plaintiff's counsel in connection with the Settlement in an aggregate amount not to exceed $750,000. MPI will pay such fees and expenses in the amount awarded by the Court, without interest, on the later to occur of the of the Settlement Effective Date or November 1, 1999.

                        BAR AGAINST FILING OTHER LAWSUITS

     Pending final determination of whether the Stipulation should be approved, the Plaintiff and all members of the Settlement Class and, as to the derivative claim, MPI and its stockholders, shall not commence or prosecute any action in any form asserting any claims, either directly, representatively, derivatively or in any other capacity, against the defendants or any other person or entities which have been or could have been asserted, or which arise out of or relate in any way to, the Settled Claims.

                   SCOPE OF THIS NOTICE AND FURTHER INQUIRIES

     THIS SETTLEMENT NOTICE DOES NOT PURPORT TO BE A COMPREHENSIVE DESCRIPTION OF THE CONSOLIDATED ACTION OR THE PLEADINGS, THE TERMS OF THE SETTLEMENT OR THE SETTLEMENT HEARING. For more complete information concerning the litigation and the proposed Settlement, you may inspect the pleadings, the Stipulation, and other papers and documents filed with the Court in these actions, during normal business hours at the Office of the Register in Chancery of the Court of Chancery of the State of Delaware, Daniel L. Herrmann Courthouse, 1020 King street, New Castle County, Wilmington, Delaware.


                                            BY ORDER OF THE COURT:


                                            -----------------------------------
                                            Register in Chancery           1998

Dated __________________, 1998

                                                                      EXHIBIT A


                                 SCHEDULE 13E-3


     This Notice of Pendency of Class and Derivative Action, Proposed Settlement, Settlement Hearing and Right to Appear is attached to the Schedule 13E-3.